SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   FORM 12b-25

                                                 Commission File Number 0-15491

                           NOTIFICATION OF LATE FILING
                  (Check One): (X) Form 10-K ( ) Form 11-K ( )
                   Form 20-F ( ) Form 10-Q ( ) Form N-SAR ( )

For Period Ended:  March 31, 1999

(   )  Transition Report on Form 10-K    (   ) Transition Report on Form 10-Q
(   )  Transition Report on Form 20-F    (   ) Transition Report on Form N-SAR
(   )  Transition Report on Form 11-K

       For the Transition Period Ended: ________________________________________

       Read attached instruction sheet before preparing form. Please print or type.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         PART I. REGISTRANT INFORMATION


       Full name of registrant                        PARLUX FRAGRANCES, INC.

       Former name if applicable

       Address of principal executive office          3725 SW 30th Avenue

       City, State and Zip Code                       Ft. Lauderdale, FL 33312


                        PART II. RULE 12b-25 (b) and (c)


       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

( X )  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( X )  (b) The subject annual report, semi-annual report, transition report on
           Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q; or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and

(   )  (c) The accountant's statement or other exhibit required by Rule 12b-25
           (c) has been attached if applicable.

                               PART III. NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       The Registrant has not yet completed its Annual Report on Form 10-K for the year ended March 31, 1999, because it is involved in continuing discussions with its auditors regarding the appropriate generally accepted accepted accounting principle treatment for certain material trade receivables from related parties.

                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               FRANK A. BUTTACAVOLI          954                   316-9008
           ---------------------------       ---              -----------------
                     (Name)               (Area Code)         (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrants were required to file such report (s) been filed? If the answer is no, identify report (s).

                                    ( X )   Yes               (   )    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    ( X )   Yes               (   )    No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The ultimate determination as to the treatment of trade receivables from related parties could have a material adverse affect on the Company's results of operation for the quarter and fiscal year ended March 31, 1999.

       Additionally, the quarter and fiscal year ended March 31, 1998, included a $9.2 million restructuring charge, which was non-recurring.



                             PARLUX FRAGRANCES, INC.

                  (Name of registrant as specified in charter.)

       Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

       Date:      June 29, 1999       By: /s/ FRANK A. BUTTACAVOLI
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                                          Frank A. Buttacavoli
                                          Executive Vice President and CFO

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